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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

DAIMLERCHRYSLER AG
(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Interim Report to Stockholders for the three- and nine-month periods ended September 30, 2004

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DaimlerChrysler

Q3 2004

Interim Report

Contents

4	Business Review	7 9 11	Mercedes Car Group Chrysler Group Commercial Vehicles	13 15	Services Other Activities
16	Analysis of the Financial Situation	22 27	Consolidated Financial Statements Notes to Consolidated Financial Statements	47	Financial Calendar
	DaimlerChrysler Group
	Q3 04	Q3 04	Q3 03	Change
Amounts in millions	US $[1]	€	€	in %
Revenues	43,324	34,891	34,114	+2	[2]
European Union	13,980	11,259	11,796	-5
Germany	6,485	5,224	5,932	-12
United States	19,351	15,584	16,185	-4
Other markets	9,993	8,048	6,133	+31
Employees (September 30)		386,195	375,213	+3
Research and development costs	1,783	1,436	1,284	+12
Investment in property, plant and equipment	2,198	1,770	1,593	+11
Cash provided by operating activities	1,803	1,452	4,225	-66
Operating profit	1,654	1,332	1,246	+7
Net income (loss)	1,181	951	(1,653)	—
per share (in US $/€)	1.17	0.94	(1.63)	—

1
Rate of exchange: € 1 = US $1.2417 (based on the noon buying rate on September 30, 2004).

2
A 4% increase after adjusting for the effects of currency translation and changes in the consolidated Group.

2

Q1-3

	DaimlerChrysler Group
	Q1-3 04	Q1-3 04	Q1-3 03	Change
Amounts in millions	US $[1]	€	€	in %
Revenues	129,527	104,314	101,226	+3	[2]
European Union	42,880	34,533	35,343	-2
Germany	20,183	16,254	17,436	-7
United States	59,851	48,201	47,967	+0
Other markets	26,796	21,580	17,916	+20
Employees (September 30)		386,195	375,213	+3
Research and development costs	5,059	4,074	4,147	-2
Investment in property, plant and equipment	5,918	4,766	4,707	+1
Cash provided by operating activities	12,730	10,252	13,694	-24
Operating profit	6,170	4,969	3,290	+51
Net income (loss)	2,409	1,940	(956)	—
per share (in US $/€)	2.37	1.91	(0.94)	—

Rate of exchange: € 1 = US $1.2417 (based on the noon buying rate on September 30, 2004).

A 7% increase after adjusting for the effects of currency translation and changes in the consolidated Group.

Business Review

  •
  Group operating profit increases from €1.2 billion to €1.3 billion despite high exceptional changes

  •
  Revenues rise from €34.1 billion to €34.9 billion

  •
  Lower operating profit for Mercedes Car Group

  •
  Chrysler Group continues its positive business development

  •
  Solid earnings by Commercial Vehicles division

  •
  Services' operating profit at a high level

  •
  Net income of €1.0 billion (Q3 2003: net loss of €1.7 billion, including €2.0 billion impairment on investment in EADS); earnings per share of €0.94 (Q3 2003: loss per share of €1.63)

  •
  DaimlerChrysler continues to expect a significant improvement in operating profit for the full year

Slightly weaker growth in global automotive sales

  •
  The global economy developed well in the first nine months of this year. Compared with the very strong growth of the first half of the year, however, the third quarter was slightly less dynamic. While primarily the economies of the United States and China still showed significant expansion, developments were disappointing in some major European countries, particularly Germany.

  •
  The development of global demand for automobiles was generally positive in the third quarter. The market for commercial vehicles benefited in particular from the dynamic world economy. For passenger cars, the high oil price and the resulting consumer uncertainty contributed to diminishing demand in some markets. In the first nine months, unit sales in the US market, which remained intensely competitive, amounted to 12.8 million vehicles–slightly more than in Q3 2003. Total market volume in Western Europe also increased slightly to 12.1 million vehicles despite the lack of an economic turnaround in the major markets of Germany and France. Demand remained sluggish in Japan, while the momentum of Chinese passenger car demand weakened during the third quarter.

Group operating profit increases to €1.3 billion

  •
  DaimlerChrysler achieved a third-quarter operating profit of €1.3 billion, surpassing the prior-year result of €1.2 billion by 7%, despite higher net exceptional charges.

  •
  The Mercedes Car Group's operating profit of €304 million was lower than in the prior year due to the predominantly lifecycle-related change in the model mix at Mercedes-Benz Passenger Cars, high start-up and launch costs for new products and the continuation of the comprehensive quality offensive. Earnings were also impacted by the appreciation of the euro against the US dollar. At smart, there were substantial negative effects from higher marketing costs and lower unit sales of some models.

  •
  With an operating profit of €217 million in the third quarter the Chrysler Group exceeded its prior-year earnings (€147 million) yet again. This was primarily the result of an improved model mix and lower average sales incentives reflecting the market success of the new vehicles, partially offset by lower shipments to dealers and restructuring charges of €104 million.

  •
  Due to expenses of €405 million arising from the quality measures and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation (MFTBC), the Commercial Vehicles division's operating profit of €159 million did not reach the level of the prior-year quarter (€198 million). Without the charge relating to MFTBC, earnings would have been significantly higher than in Q3 2003, due to the higher unit sales, the efficiency-enhancement programs, and the attractive product range. Ending the truck-engine joint venture with Hyundai Motor resulted in a positive earnings effect of €60 million.

  •
  The Services division increased its operating profit from €284 million to €412 million. The result for this quarter includes a charge of €119 million in respect of Toll Collect. The increase in earnings is primarily a result of the improved portfolio quality and reduced need for risk provisioning.

  •
  The Other Activities segment improved its result to an operating profit of €258 million (Q3 2003: operating loss of €104 million), due to the higher contribution to earnings from our shareholding in EADS and the ending of the negative contribution from our shareholding in Mitsubishi Motors Corporation (MMC). The operating profit by DaimlerChrysler Off-Highway was similar to the level of the prior-year quarter. The settlement reached with Bombardier to end the arbitration proceedings resulted in a positive contribution to operating profit of €120 million.

  •
  Net income for the third quarter amounted to €951 million. The prior-year quarter's net loss of €1.7 billion was influenced by the impairment of our shareholding in EADS amounting to €2.0 billion. Earnings per share improved to €0.94 (Q3 2003: a loss per share of €1.63).

Growth also in unit sales and revenues

  •
  DaimlerChrysler sold a total of 1.1 million vehicles in the third quarter, surpassing the figure for the prior-year quarter by 2%.

  •
  Unit sales of 293,200 vehicles by the Mercedes Car Group were 4% lower than in Q3 2003. The Chrysler Group sold 594,900 (Q3 2003: 629,000) passenger cars and light trucks. And the Commercial Vehicles division sold 192,800 trucks, vans and buses, an increase of 56%.

  •
  Despite the appreciation of the euro against the US dollar, DaimlerChrysler's total revenues increased by 2% to €34.9 billion, mainly due to the higher unit sales. Adjusted for changes in the consolidated Group and currency-translation effects, there was a growth of 4%.

Workforce

  •
  At the end of the third quarter of 2004, DaimlerChrysler employed a total workforce of 386,200 people worldwide (+3%).

  •
  The increase was particularly strong in the Commercial Vehicles division. Contributory factors were new recruitment in Europe and North America, but most significantly the consolidation of MFTBC with its 18,300 employees. Employment levels also increased at the Mercedes Car Group, the Services division and the joint sales organization for Mercedes-Benz passenger cars and commercial vehicles. Staffing levels at the Chrysler Group decreased, mainly due to the sale of component plants. An additional factor is that the 8,400 employees of the MTU Aero Engines business unit, which was sold at the end of 2003, are no longer included. Adjusted for changes in the consolidated Group, the workforce expanded by 2%.

  •
  On July 23, 2004, management and employee representatives reached an agreement in Germany entitled "Securing the Future 2012", which will allow annual cost savings of €500 million starting in 2006.

Outlook

  •
  We assume that the global economy will continue to grow in the fourth quarter of this year, although the high growth rates of the first half of the year are unlikely to be repeated. For 2004 as a whole, the world economy should expand by around 4%. However, economic expansion is threatened by the high price of oil and other raw materials.

  •
  For the automobile business, demand in the fourth quarter seems likely to weaken. We expect only moderate aggregate growth for the passenger car markets of the triad. While the global market for passenger cars is likely to grow by some 4% in 2004, we expect only about 1.5% growth for the Western European market. Sales volumes in the market for commercial vehicles should continue at similar levels in the coming months. For North America, South America, and especially for the Middle East, we expect strong demand for commercial vehicles during the rest of the year.

  •
  For full-year 2004, the Mercedes Car Group anticipates a slight increase in unit sales over the prior year's volume of 1.2 million passenger vehicles. Operating profit will be substantially lower than last year as a result of a changed model mix, higher marketing expenditure at smart, exchange-rate effects, increased advance expenditure for new products, and the comprehensive quality offensive.

  •
  The Chrysler Group is convinced that the positive developments of the first three quarters will continue, due in particular to the success of its new products. Despite the difficult market environment with a continuation of high sales incentives, the Chrysler Group expects to achieve considerable positive earnings in full-year 2004.

  •
  Despite the charges relating to MFTBC's recall campaigns and quality measures, the Commercial Vehicles division expects a significant improvement in operating profit for the year 2004. The main reasons for this positive development are the increased unit sales, together with the division's attractive product range and its cost-cutting programs.

  •
  The positive business trend in the field of automotive financial services should continue for the Services division, although the latest interest-rate rises could have a negative impact on refinancing costs. Toll Collect's preparations to introduce its toll system for trucks in Germany on January 1, 2005 are running according to plan. Operating profit for full-year 2004 might be lower than the very high level of 2003, however, due to charges related to the division's shareholding in Toll Collect.

  •
  EADS assumes that the recovery of the civil-aircraft sector will continue. Revenues are expected to increase and its operating result should also improve. We therefore assume that the contribution to Group operating profit from EADS will be higher than in 2003.

  •
  For full-year 2004, DaimlerChrysler anticipates an increase in unit sales from 4.3 million to 4.8 million passenger cars, trucks, vans and buses. At the same time, we expect a significant increase in revenues from €136.4 billion to around €145 billion. The key factors behind this are the positive business developments at the Chrysler Group and Commercial Vehicles.

  •
  The size of the workforce should increase from 362,100 at the end of 2003 to around 386,000 at the end of this year, primarily due to the initial consolidation of MFTBC. Investment in property, plant and equipment should rise from last year's €6.6 billion to around €7 billion. Research and development expenditure is expected to be around the same level as last year (€5.6 billion).

  •
  Based on the above assessments, DaimlerChrysler continues to expect a significant improvement in operating profit for the full year compared to 2003 (€5.1 billion excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the sale of MTU Aero Engines).

Mercedes Car Group

  •
  Unit sales of 293,200 vehicles, lower than in Q3 2003

  •
  Operating profit lower than in prior year, mainly due to changed model mix, comprehensive quality offensive and higher charges from smart

  •
  First deliveries of new A-Class

  •
  Presentation in Paris of Mercedes-Benz sports tourers: "Vision R" and "Vision B"

	Q3 04	Q3 04	Q3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	377	304	793	-62
Revenues	15,051	12,121	12,742	-5
Unit sales		293,172	305,443	-4
Production		310,578	298,324	+4
Employees (September 30)		107,812	105,380	+2
Unit sales	Q3 04	Q3 03	Change
			in %
Total	293,172	305,443	-4
Western Europe	190,415	208,231	-9
Germany	87,670	103,574	-15
United States	56,377	50,142	+12
Japan	10,263	11,249	-9
Other markets	36,117	35,821	+1

Third quarter substantially affected by model changeovers

  •
  Unit sales by the Mercedes Car Group of 293,200 vehicles in the third quarter were below the prior-year level (-4%). As a result of the lower unit sales, revenues also decreased to €12.1 billion.

  •
  Operating profit of €304 million did not reach prior year's level. This was due to the predominantly lifecycle-related change in the model mix at Mercedes-Benz Passenger Cars, high launch and start-up costs for the second product offensive, and the costs of the ongoing comprehensive quality offensive. There was also a negative impact on earnings from the strength of the euro against the US dollar. At smart, operating profit was significantly impacted by higher marketing costs and lower unit sales of some models.

256,600 Mercedes-Benz passenger cars sold worldwide

  •
  The Mercedes-Benz brand sold 256,600 vehicles worldwide (Q3 2003: 273,900). The decrease was mainly a result of lower unit sales for lifecycle reasons of the S-Class and the M-Class, which will be replaced by new models next year. Sales of the A-Class were also lower due to the model changeover, with the first new models being delivered to customers in September.

  •
  The new generation of the C-Class (93,400 vehicles, +8%) and the new roadster SLK (14,500 vehicles, +197%) were very well received by the market. And with sales of 19,200 units, the S-Class was well ahead of its competitors, despite a decrease for lifecycle reasons. And despite lower unit sales, the E-Class maintained its leading position with 68,000 vehicles sold worldwide.

  •
  Whereas weak demand in Western Europe, especially Germany, caused unit sales to decrease by 13% to 155,800 vehicles, in the United States they increased significantly by 12% to 56,400 vehicles.

Presentation of the new Mercedes-Benz sports tourers: the "Vision R" and the "Vision B"

  •
  At the Paris International Motor Show, Mercedes-Benz presented two studies for a new vehicle category: the "Vision B", a compact sports tourer, and the "Vision R", the European version of a grand sports tourer. Both of these cars combine the comfort of a sporty sedan with the versatility of a station wagon, the spaciousness of a van and the multi-functionality of an SUV. The sports tourers, which will be launched next year, were extremely well received by customers and the press.

Increased unit sales at smart due to smart forfour

  •
  The smart brand sold 36,500 cars in the third quarter of this year. The 16% increase in overall sales reflects sales of the newly launched smart forfour which amounted to 16,700 units. There will be additional sales potential now that a diesel model and right-hand-drive versions of this car are also available.

  •
  With the market launch of the smart fortwo cdi in Canada, the cars of the smart brand are now on sale in North America for the first time. The first vehicles were delivered to customers at the beginning of October.

	Q1-3 04	Q1-3 04	Q1-3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	2,044	1,646	2,342	-30
Revenues	45,660	36,772	38,387	-4
Unit sales		878,513	914,573	-4
Production		942,764	931,509	+1
Employees (September 30)		107,812	105,380	+2
Unit sales	Q1-3 04	Q1-3 03	Change
			in %
Total	878,513	914,573	-4
Western Europe	587,445	619,637	-5
Germany	272,896	294,667	-7
United States	160,851	158,775	+1
Japan	29,635	32,355	-8
Other markets	100,582	103,806	-3

Chrysler Group

  •
  Chrysler Group continues its positive business development

  •
  Increase in operating profit

  •
  Jeep® Grand Cherokee and Dodge Dakota complete this year's launch of nine new models

	Q3 04	Q3 04	Q3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	269	217	147	+48
Revenues	14,304	11,520	12,496	-8
Unit sales		594,929	628,965	-5
Production		586,645	597,578	-2
Employees (September 30)		84,701	94,571	-10
Unit sales	Q3 04	Q3 03	Change
			in %
Total	594,929	628,965	-5
NAFTA	558,084	586,043	-5
United States	483,986	517,435	-6
Other markets	36,845	42,922	-14

Continuation of positive business developments

  •
  The Chrysler Group increased worldwide retail sales by 3% to 651,900 units. The increase was primarily due to the great success of the new products, such as the Chrysler 300 and 300C, the Dodge Magnum, and the new minivans Dodge Grand Caravan and Chrysler Town & Country. Third-quarter retail sales in the United States rose by 4% to 536,400 vehicles, and the Chrysler Group achieved a market share in the quarter of 11.9% (Q3 2003: 11.4%).

  •
  Factory shipments in the third quarter decreased to 594,900 vehicles (Q3 2003: 629,000), primarily due to the Jeep® Grand Cherokee changeover; the new model has been shipped to dealers since September.

  •
  At the end of the third quarter, dealers' inventories in the United States were reported at 563,100 vehicles (end of Q3 2003: 528,300 vehicles). However, in terms of days' supply, inventories decreased from 86 to 83 days.

Operating profit up by 48%

  •
  Third-quarter revenues decreased by 8% to €11.5 billion; measured in US dollars, they were at the same level as in Q3 2003.

  •
  Operating profit increased from €147 million to €217 million. The increase was primarily the result of an improved model mix and lower sales incentives reflecting the market success of the new vehicles, partially offset by lower shipments. Operating profit for Q3 2004 includes restructuring charges of €104 million for the planned closure and disposal of manufacturing facilities.

More product launches

  •
  In the third quarter, the Chrysler Group commenced shipments of the Jeep® Grand Cherokee and the Dogde Dakota to dealers. Both of these new models have received a very positive response from customers and the press. This completes the launch of the nine new products scheduled for the year 2004.

Substantial manufacturing investment

  •
  The Chrysler Group has significantly improved manufacturing flexibility at its Jefferson North plant in Detroit, where the Jeep® Grand Cherokee is produced. It is now possible to assemble various vehicle models on one assembly line, while an additional model is being prepared for production.

	Q1-3 04	Q1-3 04	Q1-3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	1,293	1,041	(649)	—
Revenues	45,677	36,786	37,009	-1
Unit sales		2,061,123	1,998,246	+3
Production		2,007,821	1,970,807	+2
Employees (September 30)		84,701	94,571	-10
Unit sales	Q1-3 04	Q1-3 03	Change
			in %
Total	2,061,123	1,998,246	+3
NAFTA	1,933,259	1,872,828	+3
United States	1,704,601	1,630,568	+5
Other markets	127,864	125,418	+2

Commercial Vehicles

  •
  Significant increases in unit sales and revenues

  •
  Substantial charges resulting from recall campaigns and quality measures at MFTBC

  •
  Considerable improvement in earnings from ongoing business

  •
  Numerous new products unveiled at the International Commercial Vehicle Show in Hanover

	Q3 04	Q3 04	Q3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	197	159	198	-20
Revenues	11,420	9,197	6,756	+36
Unit sales		192,767	123,241	+56
Production		189,062	120,727	+57
Employees (September 30)		114,810	90,568	+27
Unit sales	Q3 04	Q3 03	Change
			in %
Total	192,767	123,241	+56
Western Europe	63,371	58,561	+8
Germany	25,780	26,246	-2
United States	38,310	29,090	+32
South America	17,006	10,660	+60
Other markets	74,080	24,930	+197

Strong growth continues in third quarter

  •
  In the third quarter of this year, the Commercial Vehicles division increased its unit sales by 56% to 192,800 vehicles. Revenues rose accordingly by 36% to €9.2 billion. Even without Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which has been consolidated with a one-month time lag of since March 31, 2004, unit sales and revenues would have increased significantly by 20% and 16% respectively.

  •
  Despite expenses of €405 million due to recall campaigns and quality measures at MFTBC, Commercial Vehicles achieved positive earnings, although its operating profit of €159 million did not reach the level of the prior-year quarter. A charge of €70 million had already been recognized in the second quarter. Without the charge from MFTBC, earnings would have been significantly higher than in Q3 2003 due to the higher unit sales, the efficiency-enhancement programs and the attractive product range. Ending the truck-engine joint venture with Hyundai Motor resulted in a positive earnings effect of €60 million.

Positive developments in nearly all business units

  •
  The positive sales trend in the truck business continued in the third quarter.

    Unit sales by the business unit Trucks NAFTA (Freightliner, Sterling, Thomas Built Buses) rose by 29% to 43,100 vehicles. In Class 8, we increased our unit sales in an expanding market for heavy-duty trucks by 23%. Sales of medium-duty trucks also increased by 13%.

    The business unit Trucks Europe/Latin America (Mercedes-Benz) achieved growth of 25% with sales of 36,000 units. This was primarily due to market recovery in South America and Turkey, positive market developments in Western Europe, and strong demand from the Middle East.

    MFTBC's unit sales increased from 43,900 to 45,900 vehicles. Outside Japan, unit sales increased by 29% to 29,700 vehicles. In Japan, the decrease from the high level of 20,800 vehicles in Q3 2003 (due to purchases brought forward in connection with stricter emission regulations) to 16,200 trucks and buses was influenced by the discussion about the quality of the vehicles.

  •
  The Mercedes-Benz Vans business unit increased its unit sales by 16% to 60,000 vehicles. The main factors were the positive sales trends in North America, Eastern Europe and South America. The Viano and Vito models contributed decisively this growth.

  •
  The DaimlerChrysler Buses business unit achieved an 8% increase in unit sales to 8,400 buses. We sold more buses than in the prior-year quarter, particularly in South America and NAFTA but also in Europe.

Innovative products and technologies displayed at the International Commercial Vehicle Show

  •
  In September, the division unveiled the completely revised Mercedes-Benz truck series, Atego and Axor, as well as the new diesel technology, BlueTec, which enables heavy-duty trucks to fulfill the Euro-4 and Euro-5 emission standards. The Setra brand was shown for the first time with the twin-axle S415 GT, the fourth model of its ComfortClass 400, which was launched in spring.

	Q1-3 04	Q1-3 04	Q1-3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	1,111	895	467	+92
Revenues	30,759	24,772	19,110	+30
Unit sales		503,494	355,974	+41
Production		525,365	360,455	+46
Employees (September 30)		114,810	90,568	+27
Unit sales	Q1-3 04	Q1-3 03	Change
			in %
Total	503,494	355,974	+41
Western Europe	194,410	175,722	+11
Germany	74,605	70,402	+6
United States	109,642	82,417	+33
South America	42,943	28,750	+49
Other markets	156,499	69,085	+127

Services

  •
  Ongoing strong performance from Financial Services

  •
  Operating profit at a high level

  •
  Preparations for toll-collection system on schedule

	Q3 04	Q3 04	Q3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	512	412	284	+45
Revenues	4,276	3,444	3,470	-1
Contract volume	130,100	104,776	102,200	+3
New business	18,224	14,677	13,132	+12
Employees (September 30)		10,988	10,857	+1

Further increase in operating profit

  •
  The Services division increased its third-quarter operating profit to €412 million (Q3 2003: €284 million). The results for this period include a charge of €119 million from Toll Collect for additional operating expenditure to secure the start-up of the system. The increased operating profit in the financial services business is due primarily to the improved portfolio quality and reduced need for risk provisioning.

  •
  New business increased to €14.7 billion due to the application of sales-promotion programs and even more intensive cooperation with the Group's sales organization, and was 12% higher than a year earlier despite the appreciation of the euro against the US dollar.

  •
  Contract volume of €104.8 billion surpassed the prior-year level by 3%. Adjusted for the effects of currency translation, there was an increase of 7%. At the end of the third quarter, the division had 6,393,900 vehicles on its books worldwide.

Very positive business trend in North America

  •
  DaimlerChrysler Services continued its profitable business development in North America. Contract volume amounted to €75.5 billion (end of Q3 2003: €75.3 billion), with a rise of 6% after adjusting for currency-translation effects. The effectiveness of business routines was further improved by optimizing systems and processes. Credit-risk costs were once again reduced. Bonus programs were introduced to increase new business and profitability, and activities designed to enhance customer retention were further expanded.

Growth in additional important markets

  •
  We achieved new business of €3.2 billion in our European markets in the third quarter, while contract volume increased by 8% to €24.2 billion. In Latin America and Africa, DaimlerChrysler Services expanded its contract volume to €1.8 billion (+28%). Our portfolio also increased in Asia, by 6% to €3.2 billion.

DaimlerChrysler Bank extends its product range

  •
  DaimlerChrysler Bank has further strengthened its position with new business of €1.9 billion. Contract volume rose to €13.9 billion (+10%). DaimlerChrysler Bank has extended its product range with the Interest Express certificate, the small smart Card Visa and the Account+Card offer.

Toll Collect prepares system startup for January 1, 2005

  •
  After the successful execution of important tests, Toll Collect GmbH, in which DaimlerChrysler Services holds a 45% stake, started a trial run of its toll-collection system in September. The last phase serves to check and optimize the system's functionality and the interplay between all system components. Toll Collect is thus on schedule to begin collecting truck tolls in Germany on January 1, 2005.

	Q1-3 04	Q1-3 04	Q1-3 03	Change
Amounts in millions	US $	€	€	in %
Operating profit	1,372	1,105	1,037	+7
Revenues	12,763	10,279	10,586	-3
Contract volume	130,100	104,776	102,200	+3
New business	48,175	38,798	36,380	+7
Employees (September 30)		10,988	10,857	+1

Other Activities

  •
  Continued positive development at EADS

Other Activites	Q3 04	Q3 04	Q3 03	Change
	US $	€	€	in %
Operating profit (loss)	320	258	(104)	—
Revenues	652	525	523	+0

        The Other Activities segment includes our shareholding in the European Aeronautic Defence and Space Company (EADS) and, since January 1, 2004, the DaimlerChrysler Off-Highway business unit. The prior-year figures have been adjusted for comparability. Other Activities also includes Corporate Research, the Group's real-estate activities, and our holding and finance companies. The operating profit for the prior-year period also included the contribution to earnings from our shareholding in Mitsubishi Motors Corporation (MMC), which since June 30, 2004 has been included in the Group's consolidated financial statements as an investment measured at fair value.

        The operating profit contributions generated by our shareholding in EADS are included in DaimlerChrysler's operating profit with a time-lag of one quarter.

        The increase in the Other Activities segment's operating profit is primarily due to the increased contribution from our investment in EADS and the fact that there is no longer any contribution from MMC, which recorded a significant negative contribution in the prior year, as well as the income arising from the end of the arbitration procedure with Bombardier.

DaimlerChrysler Off-Highway

  •
  The third-quarter revenues of €440 million generated by the business unit DaimlerChrysler Off-Highway were 6% higher than in the prior year. In addition to growth in the field of Electric Power Generation, revenues from sales of ship and train engines also increased.

  •
  Incoming orders of €434 million did not equal the high level of Q3 2003 (-5%). After the strong order intake in the first half of this year, particularly in Electric Power Generation, demand subsided in the third quarter, especially in Asia.

EADS

  •
  The European Aeronautic Defence and Space Company (EADS), the world's second-largest aerospace and defense company, will publish its figures for the third quarter on November 4, 2004. The business trend of EADS remained positive during the third quarter. EADS is confident of achieving its goals for the 2004 financial year.

  •
  Airbus gained several major orders in the third quarter and maintained its leading position in the market for civil aircraft. In August, Airbus received an order for the five-thousandth aircraft in the company's 30-year history. Deliveries of 63 aircraft in the third quarter were higher than in Q3 2003.

    At the Farnborough Air Show in July, Airbus received purchase commitments for 64 aircraft and agreed on options for a further 20 aircraft.

  •
  EADS' defense business recorded several significant orders during the third quarter.

  •
  The Space division also continued to develop very positively.

Other Activities	Q1-3 04	Q1-3 04	Q1-3 03	Change
	US $	€	€	in %
Operating profit	592	477	185	+158
Revenues	1,717	1,383	1,424	-3

Analysis of the Financial Situation

	Operating Profit (Loss) by Segment
	Q3 04	Q3 04	Q3 03	Q1-3 04	Q1-3 04	Q1-3 03
In millions	US $	€	€	US $	€	€
Mercedes Car Group	377	304	793	2,044	1,646	2,342
Chrysler Group	269	217	147	1,293	1,041	(649)
Commercial Vehicles	197	159	198	1,111	895	467
Services	512	412	284	1,372	1,105	1,037
Other Activities	320	258	(104)	592	477	185
Eliminations	(21)	(18)	(72)	(242)	(195)	(92)
DaimlerChrysler Group	1,654	1,332	1,246	6,170	4,969	3,290

Group third-quarter operating profit surpasses prior-year result despite high charges

  •
  In the third quarter of 2004, the DaimlerChrysler Group recorded an operating profit of €1,332 million, thus surpassing the prior-year result by €86 million, or 7%.

  •
  This improvement came from the Financial Services business which increased its operating profit by €218 million to €549 million, due primarily to the improved portfolio quality and reduced need for risk provisioning.

  •
  The operating profit attained by the Industrial Business was €783 million, but did not equal the high level of the prior-year quarter (€915 million). The reduction in earnings was caused by charges from the Mercedes Car Group and expenditures of €405 million in the Commercial Vehicles division for quality-improving actions and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation (MFTBC). Furthermore, the operating profit of the Services division was reduced by additional expenses from Toll Collect (€119 million) relating to the planned start of operations on January 1, 2005. Positive effects arose from an increase in operating profit of €70 million by the Chrysler Group. The operating result of the prior-year quarter was adversely affected by an operating loss of €240 million related to the Group's investment in Mitsubishi Motors.

  •
  Effective January 1, 2004, the DaimlerChrysler Off-Highway business unit, which was previously a part of the Commercial Vehicles division, was allocated to Other Activities. Those two divisions' prior-year figures for operating profit have been adjusted for comparability.

  •
  Effective June 29, 2004, DaimlerChrysler ceased accounting for its investment in Mitsubishi Motors using the equity method of accounting as the Group can no longer exercise significant influence over Mitsubishi Motors Corporation's business and financial policies due to the significant dilution of the Group's equity interest.

Decrease in operating profit by the Mercedes Car Group

  •
  In the third quarter, the Mercedes Car Group division achieved an operating profit of €304 million, which was significantly lower than in the third quarter of 2003 (€793 million).

  •
  In the Mercedes-Benz Passenger Cars business unit, operating profit was adversely affected by life-cycle-related decreases in unit sales of the S-, M- and A-Class, which were only partially offset by the new generation of the C-Class and the new SLK, as well as higher expenses and advance expenditures associated with the products of the second model offensive. Two additional negative factors were the continued strength of the euro against the US dollar and expenses related to the comprehensive quality offensive.

  •
  The smart business unit posted a significant operating loss in the current period, which was impacted by high marketing costs in connection with the launch of the smart forfour and lower unit sales of the smart fortwo and the smart roadster compared to the prior-year period.

Improvement in earnings at Chrysler Group

  •
  Chrysler Group posted an operating profit of €217 million in the third quarter of 2004 compared with an operating profit of €147 million in the third quarter of 2003.

  •
  The increase in operating profit from the prior-year period was primarily the result of a lower average sales incentive expense per vehicle and shifts in product mix to higher margin vehicles, partially offset by lower vehicle shipments. The lower sales incentive expense and shifts in product mix to higher margin vehicles included the impact of the successful launch of the new products in 2004. Vehicle shipments of 594,900 in the third quarter of 2004 were 34,000 lower than the prior period, primarily due to the model change over to the new Jeep® Grand Cherokee.

  •
  Additionally, restructuring charges totaling €104 million were included in the operating profit of the third quarter of 2004 compared to €37 million in the third quarter of 2003. These charges in 2004 primarily related to workforce reductions due to the planned closing or disposition of manufacturing facilities in 2004 and 2005.

	Operating Profit
	Q3 04	Q3 04	Q3 03	Q1-3 04	Q1-3 04	Q1-3 03
In millions	US $	€	€	US $	€	€
Industrial Business	972	783	915	4,239	3,414	2,213
Financial Services	682	549	331	1,931	1,555	1,077
DaimlerChrysler Group	1,654	1,332	1,246	6,170	4,969	3,290

Operating profit reduced at Commercial Vehicles by charges for quality-enhancement actions and recall campaigns

  •
  The Commercial Vehicles division achieved an operating profit of €159 million in the third quarter (Q3 2003: €198 million). This result was substantially affected by charges of €405 million relating to the quality-enhancement actions and recall campaigns at MFTBC.

  •
  The division achieved a considerable positive operating result despite the effects of quality measures and recall campaigns at MFTBC due to significant profitability advances in all other business units. In addition to the further implementation and sustained effects of the efficiency-improving measures in the business units, there were also positive effects on earnings from higher unit sales of trucks, vans and buses. The discontinuation of the engine joint venture with Hyundai Motor also contributed an additional €60 million to the division's operating profit.

Services' operating profit remains high due to strong performance by Financial Services

  •
  In the third quarter of 2004, the Services division's operating profit increased to €412 million (Q3 2003: €284 million).

  •
  The increase in operating profit of €218 million to €549 million in the Financial Services business was the result of the improved portfolio quality and improvements within the risk management of the contract portfolios in North America and Europe. In addition, valuation adjustments were made in the third quarter to reflect the improved risk management situation which resulted in an overall reduction in risk costs.

  •
  Charges totaling €119 million from our investment in Toll Collect resulted from additional operating expenses to secure the start of the system.

Positive earnings for Other Activities

  •
  Other Activities reported an operating profit of €258 million for the third quarter, compared with an operating loss of €104 million in the same period of 2003.

  •
  The negative result for the prior-year quarter was almost solely due to the Group's proportionate share of the negative contribution to earnings from Mitsubishi Motors (€240 million). As a result of non-participation in a capital increase at Mitsubishi Motors, DaimlerChrysler lost its significant influence on Mitsubishi Motors' business and financial policies, and therefore ceased accounting for its investment using the equity method of accounting as of June 29, 2004. The Group's operating profit for the current quarter therefore did not include a proportionate share of Mitsubishi Motors' results.

  •
  In September 2004, DaimlerChrysler and Bombardier concluded a settlement agreement with respect to all claims asserted by Bombardier in connection with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz). As a result of the settlement, a gain from the sale of Adtranz which had been deferred with no effect on the income statement was realized as income in the current quarter. After the deduction of the sale price adjustment and other anticipated settlement costs in the third quarter of 2004, the net gain amounted to €120 million.

  •
  In addition, Other Activities' operating profit also included a positive contribution from EADS, which was higher than in the prior-year quarter due in particular to the strong performance by Airbus.

Reconciliation from operating profit to income before financial income

  •
  "Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses" is the sum of the interest costs of pension and health-care obligations, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the net periodic pension costs since they are driven by financial factors and do not reflect the operating performance of the divisions.

	Reconciliation of Group Operating Profit to Income before Financial Income
	Q3 04	Q3 04	Q3 03	Q1-3 04	Q1-3 04	Q1-3 03
In millions	US $	€	€	US $	€	€
Operating profit	1,654	1,332	1,246	6,170	4,969	3,290
Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(256)	(206)	(221)	(769)	(619)	(661)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(125)	(101)	152	(133)	(107)	(71)
Operating profit from discontinued operations	—	—	22	—	—	(31)
Miscellaneous items	(413)	(332)	(298)	(461)	(372)	(330)
Income before financial income	860	693	901	4,807	3,871	2,197
  •
  "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from the operating investments which are reported as a component of financial income in the consolidated statements of income (loss). These contributions are allocated to the operating profits of the respective divisions. In the third quarter of 2004, this resulted in a positive overall contribution to operating profit of €101 million (Q3 2003: negative contribution of €152 million). The improvement was almost entirely due to the discontinued negative result of Mitsubishi Motors. In addition, the profit contribution from EADS increased compared with the prior-year period. The discontinuation of the engine joint venture with Hyundai Motor resulted in an additional positive effect on "operating profit (loss) from affiliated and associated companies and financial income (loss) from related operating companies" in the current quarter.

  •
  "Operating profit from discontinued operations" represents the operating profit of the former business unit MTU Aero Engines which is presented in the consolidated statements of income (loss) for the third quarter of 2003 as "Loss from discontinued operations, net of taxes".

  •
  "Miscellaneous items" in the period under review were almost entirely comprised of the MFTBC minority stockholders' proportionate interest in the expenses for quality-enhancement actions and recall campaigns of MFTBC. These expenses are not allocated to operating profit since the quality problems at MFTBC relate to vehicles sold prior to DaimlerChrysler's initial investment. In the prior year, this reconciling item reflected almost solely the settlement of a consolidated class action suit in connection with the merger of Daimler-Benz and Chrysler to form DaimlerChrysler AG. A charge of €

    275 million was recognized for this purpose in the consolidated financial statements for the third quarter of 2003.

Significant improvement in financial income and net income

  •
  Financial income for the third quarter amounted to €167 million (Q3 2003: financial loss of €2,233 million). Income from investments improved by €2,419 million to €238 million; the increase largely reflects the impairment of €1,960 million recognized in the prior-year period on the Group's shareholding in EADS. Furthermore, income from investments in the prior-year quarter was affected by the negative contribution from the Group's equity-method investment in Mitsubishi Motors. In the third quarter of 2004, a gain of €253 million was realized from the sale of the Group's 10.5% interest in Hyundai Motor Company (HMC). Net interest expense of €93 million was similar to the level of Q3 2003 (€99 million). The current quarter also included net other financial income of €22 million (Q3 2003: €47 million).

  •
  Net income for the third quarter of 2004 amounted to €951 million (Q3 2003: net loss of €1,653 million). This considerable improvement was due partially to the increase in operating profit, but primarily due to the development of financial income.

  •
  Earnings per share amounted to €0.94, compared with a loss per share of €1.63 in Q3 2003. The impairment of the Group's investment in EADS reduced the result for the prior-year period by €1.94.

Increase in total assets due to first-time consolidation of MFTBC and expansion of sales-financing business

  •
  Compared with December 31, 2003, total assets increased by €8.8 billion to €187.1 billion. This development was mainly caused by the expansion of the Financial Services business and the full consolidation of MFTBC, effective March 31, 2004. Currency translation effects were responsible for €1.3 billion of the increase in total assets.

  •
  The increase in property, plant and equipment as of September 30, 2004, was primarily a result of consolidating MFTBC. Financial assets declined during the period due primarily to the elimination of the carrying value of the Group's initial investment in MFTBC which occurred in connection with the full consolidation of that company, the sale of the Group's investment in Hyundai Motor Company, and the decreasing carrying value of the investment in Mitsubishi Motors Corporation. Moreover, the inclusion of MFTBC in the consolidated group and fluctuations in production volumes during the year caused increases in inventories, trade liabilities and other liabilities. Other receivables were reduced by the valuation and termination of derivative financial instruments. The increases in equipment on operating leases and receivables from financial services were mainly caused by the expansion of the sales financing business and by exchange rate effects. Accrued liabilities increased primarily due to the full consolidation of MFTBC. The change in minority interests was almost solely due to the first-time consolidation of MFTBC, since 35% of its stock is held by shareholders outside the DaimlerChrysler Group.

  •
  Stockholders' equity at September 30, 2004, of €34.5 billion was slightly higher than at the end of 2003 due primarily to the current year net income and currency translation effects. These factors were partially offset by the dividend distribution for the 2003 financial year and the decreased valuation of the Group's derivative financial instruments and available-for-sale securities.

  •
  The equity ratio at September 30, 2004, was 18.4% compared with 18.5% at the end of 2003. The equity ratio for the Industrial Business was 25.7% (December 31, 2003: 26.1%). The decrease in these ratios was partly attributed to the first-time consolidation of MFTBC.

Statement of cash flows affected by changes in working capital

  •
  Cash provided by operating activities of €10.3 billion was lower than in the first nine months of last year (€13.7 billion). This development was primarily due to a lower level of cash released from the working capital of the Industrial Business. The lower increase in accrued liabilities was partly related to higher contributions to pension funds than in the prior-year period (€0.9 billion; Q1-Q3 2003: €0.5 billion). On the other hand, cash inflows were higher as a result of improved business results.

    The net cash inflow from Financial Services' operating activities of €5.5 billion remained virtually unchanged from the prior-year period.

  •
  Cash used for investing activities was €12.8 billion, an increase of €1.0 billion compared with the respective prior-year period. The increase was mainly due to higher additions to vehicles on operating leases as well as lower proceeds from the sale of leased vehicles at Financial Services. These effects were partially offset by higher proceeds from the disposal of investments, especially in connection with the sale of shares in Hyundai Motor Company (€0.7 billion). The cash paid for shares in MFTBC in the current year was less than cash paid for MFTBC shares in the prior year. Considering cash acquired in connection with the initial consolidation of MFTBC's balance sheet in the first quarter (€0.4 billion), there was essentially no cash outflow for the 22% interest acquired in 2004. In the first nine months of 2003, the Group paid €0.7 billion in cash for the initial purchase of 43% of the shares in MFTBC.

  •
  Cash used for financing activities of €1.2 billion was primarily attributable to the dividend payment for the 2003 financial year. In the prior-year period, the dividend payment was more than offset by a cash inflow from net borrowing. As a result, cash provided by financing activities was €0.9 billion in the nine months ended September 30, 2003.

  •
  Cash and cash equivalents with an original maturity of three months or less decreased by €3.7 billion compared with December 31, 2003. Total liquidity, which also includes marketable securities and long-term investments, was reduced from €14.3 billion to €11.5 billion.

Events after the end of the third quarter of 2004

  •
  Since the end of the third quarter of 2004, apart from the aforementioned developments, there have been no further occurrences which are of major significance to DaimlerChrysler and which could lead to a modified assessment of the Group's position. The course of business in October 2004 confirms the statements made in the Outlook.

Additional Information

  •
  In August 2004, the Securities and Exchange Commission (SEC) notified DaimlerChrysler AG that it has opened an investigation relating to the company's compliance with the U.S. Foreign Corrupt Practices Act. The investigation follows the filing of a "whistleblower" complaint with the U.S. Department of Labor (DOL) under the Sarbanes-Oxley Act by a former DaimlerChrysler Corporation employee whose employment was terminated earlier this year. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in September 2004 which contains substantially the same allegations as in the DOL complaint and additional allegations relating to other federal and state law claims arising from the termination. DaimlerChrysler is cooperating with the SEC investigation. In response to a separate informal request, the company is also voluntarily providing information to the SEC regarding its implementation of various provisions of the Sarbanes-Oxley Act, including those relating to the process for reporting information to the Audit Committee. This request follows the filing of another whistleblower complaint with the DOL by a former employee of DaimlerChrysler Corporation.

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in DaimlerChrysler's most recent Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) Q3

	Consolidated			Industrial Business		Financial Services
	Q3 2004	Q3 2004	Q3 2003	Q3 2004	Q3 2003	Q3 2004	Q3 2003
(in millions, except per share amounts)	(Note 1) $	€	€	€	€	€	€
Revenues	43,324	34,891	34,114	31,449	30,643	3,442	3,471
Cost of sales	(35,491)	(28,583)	(27,408)	(25,976)	(24,691)	(2,607)	(2,717)
Gross margin	7,833	6,308	6,706	5,473	5,952	835	754
Selling, administrative and other expenses	(5,482)	(4,415)	(4,600)	(4,122)	(4,261)	(293)	(339)
Research and development	(1,783)	(1,436)	(1,284)	(1,436)	(1,284)	—	—
Other income (therein gain on issuance of related company stock of €24 in 2003)	421	340	116	328	103	12	13
Turnaround plan expenses—Chrysler Group	(129)	(104)	(37)	(104)	(37)	—	—
Income before financial income	860	693	901	139	473	554	428
Impairment of investment in EADS	—	—	(1,960)	—	(1,960)	—	—
Other financial income (expense), net	207	167	(273)	161	(229)	6	(44)
Financial income (expense), net	207	167	(2,233)	161	(2,189)	6	(44)
Income (loss) before income taxes	1,067	860	(1,332)	300	(1,716)	560	384
Income tax benefit (expense)	(100)	(81)	(296)	120	(142)	(201)	(154)
Minority interests	214	172	(5)	173	(3)	(1)	(2)
Income (loss) from continuing operations	1,181	951	(1,633)	593	(1,861)	358	228
Loss from discontinued operations, net of taxes	—	—	(20)	—	(20)	—	—
Net income (loss)	1,181	951	(1,653)	593	(1,881)	358	228
Earnings (loss) per share
Basic earnings (loss) per share
Income (loss) from continuing operations	1.17	0.94	(1.61)
Loss from discontinued operations	—	—	(0,02)
Net income (loss)	1.17	0.94	(1.63)
Diluted earnings (loss) per share
Income (loss) from continuing operations	1.17	0.94	(1.61)
Loss from discontinued operations	—	—	(0,02)
Net income (loss)	1.17	0.94	(1.63)

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income (Loss) Q1-3

	Consolidated			Industrial Business		Financial Services
	Q1-3 2004	Q1-3 2004	Q1-3 2003	Q1-3 2004	Q1-3 2003	Q1-3 2004	Q1-3 2003
(in millions, except per share amounts)	(Note 1) $	€	€	€	€	€	€
Revenues	129,527	104,314	101,226	94,041	90,638	10,273	10,588
Cost of sales	(104,297)	(83,995)	(81,972)	(76,168)	(73,648)	(7,827)	(8,324)
Gross margin	25,230	20,319	19,254	17,873	16,990	2,446	2,264
Selling, administrative and other expenses	(16,001)	(12,886)	(13,308)	(11,991)	(12,279)	(895)	(1,029)
Research and development	(5,059)	(4,074)	(4,147)	(4,074)	(4,147)	—	—
Other income (therein gain on issuance of related company stock of €24 in 2003)	831	668	440	629	406	39	34
Turnaround plan expenses—Chrysler Group	(194)	(156)	(42)	(156)	(42)	—	—
Income before financial income	4,807	3,871	2,197	2,281	928	1,590	1,269
Impairment of investment in EADS	—	—	(1,960)	—	(1,960)	—	—
Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004)	(869)	(700)	(403)	(710)	(361)	10	(42)
Financial income (expense), net	(869)	(700)	(2,363)	(710)	(2,321)	10	(42)
Income (loss) before income taxes	3,938	3,171	(166)	1,571	(1,393)	1,600	1,227
Income tax expense	(1,695)	(1,365)	(764)	(778)	(246)	(587)	(518)
Minority interests	166	134	(20)	139	(15)	(5)	(5)
Income (loss) from continuing operations	2,409	1,940	(950)	932	(1,654)	1,008	704
Loss from discontinued operations, net of taxes	—	—	(6)	—	(6)	—	—
Net income (loss)	2,409	1,940	(956)	932	(1,660)	1,008	704
Earnings (loss) per share
Basic earnings (loss) per share
Income (loss) from continuing operations	2.38	1.92	(0.93)
Loss from discontinued operations	—	—	(0.01)
Net income (loss)	2.38	1.92	(0.94)
Diluted earnings (loss) per share
Income (loss) from continuing operations	2.37	1.91	(0.93)
Loss from discontinued operations	—	—	(0.01)
Net income (loss)	2.37	1.91	(0.94)

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated			Industrial Business		Financial Services
	Sept. 30, 2004	Sept. 30, 2004	Dec. 31, 2003	Sept. 30, 2004	Dec. 31, 2003	Sept. 30, 2004	Dec. 31, 2003
(in millions)	(unaudited) (Note 1) $	(unaudited) €	€	(unaudited) €	(unaudited) €	(unaudited) €	(unaudited) €
Assets
Goodwill	2,622	2,112	1,816	2,053	1,757	59	59
Other intangible assets	3,765	3,032	2,819	2,958	2,731	74	88
Property, plant and equipment, net	43,894	35,350	32,917	35,204	32,761	146	156
Investments and long-term financial assets	9,061	7,297	8,748	6,946	8,416	351	332
Equipment on operating leases, net	34,159	27,510	24,385	3,723	2,890	23,787	21,495
Fixed assets	93,501	75,301	70,685	50,884	48,555	24,417	22,130
Inventories	23,345	18,801	14,948	17,301	13,560	1,500	1,388
Trade receivables	8,668	6,981	6,081	6,833	5,851	148	230
Receivables from financial services	71,564	57,634	52,638	—	—	57,634	52,638
Other receivables	15,738	12,674	15,848	8,411	11,129	4,263	4,719
Securities	5,097	4,105	3,268	3,667	2,801	438	467
Cash and cash equivalents	9,243	7,444	11,017	6,506	9,719	938	1,298
Non-fixed assets	133,655	107,639	103,800	42,718	43,060	64,921	60,740
Deferred taxes	3,796	3,057	2,688	2,901	2,527	156	161
Prepaid expenses	1,335	1,075	1,095	993	1,002	82	93
Total assets	232,287	187,072	178,268	97,496	95,144	89,576	83,124
Liabilities and stockholders' equity
Capital stock	3,269	2,633	2,633
Additional paid-in capital	9,935	8,001	7,915
Retained earnings	36,638	29,506	29,085
Accumulated other comprehensive loss	(6,991)	(5,630)	(5,152)
Treasury stock	—	—	—
Stockholders' equity	42,851	34,510	34,481	25,025	26,361	9,485	8,120
Minority interests	1,110	894	470	872	454	22	16
Accrued liabilities	52,457	42,246	39,172	41,228	38,439	1,018	733
Financial liabilities	94,364	75,996	75,690	8,291	11,779	67,705	63,911
Trade liabilities	17,815	14,347	11,583	14,183	11,359	164	224
Other liabilities	12,183	9,812	8,805	7,325	6,030	2,487	2,775
Liabilities	124,362	100,155	96,078	29,799	29,168	70,356	66,910
Deferred taxes	2,973	2,394	2,736	(4,425)	(3,377)	6,819	6,113
Deferred income	8,534	6,873	5,331	4,997	4,099	1,876	1,232
Total liabilities	189,436	152,562	143,787	72,471	68,783	80,091	75,004
Total liabilities and stockholders' equity	232,287	187,072	178,268	97,496	95,144	89,576	83,124

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total
Balance at January 1, 2003	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004
Net income	—	—	(956)	—	—	—	—	—	(956)
Other comprehensive income (loss)	—	—	—	(665)	208	1,041	(11)	—	573
Total comprehensive loss									(383)
Stock based compensation	—	68	—	—	—	—	—	—	68
Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	28	28
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at September 30, 2003	2,633	7,888	27,681	(53)	134	2,106	(7,218)	—	33,171
Balance at January 1, 2004	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481
Net income	—	—	1,940	—	—	—	—	—	1,940
Other comprehensive income (loss)	—	—	—	228	(138)	(568)	—	—	(478)
Total comprehensive income									1,462
Stock based compensation	—	86	—	—	—	—	—	—	86
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	23	23
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at September 30, 2004	2,633	8,001	29,506	(721)	195	1,659	(6,763)	—	34,510

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated			Industrial Business		Financial Services
	Q1-3 2004	Q1-3 2004	Q1-3 2003	Q1-3 2004	Q1-3 2003	Q1-3 2004	Q1-3 2003
(in millions)	(Note 1) $	€	€	€	€	€	€
Net income (loss)	2,409	1,940	(956)	932	(1,660)	1,008	704
Income (loss) applicable to minority interests	(166)	(134)	20	(139)	15	5	5
Gains on disposals of businesses	(337)	(271)	(81)	(271)	(81)	—	—
Impairment of investment in EADS	—	—	1,960	—	1,960	—	—
Depreciation and amortization of equipment on operating leases	4,927	3,968	4,218	388	438	3,580	3,780
Depreciation and amortization of fixed assets	5,344	4,304	4,364	4,258	4,288	46	76
Change in deferred taxes	227	183	(197)	(372)	(678)	555	481
Equity (income) loss from associated companies	996	802	212	815	222	(13)	(10)
Change in financial instruments	(272)	(219)	292	(229)	249	10	43
(Gains) losses on disposals of fixed assets/securities	(512)	(412)	(343)	(422)	(343)	10	—
Change in trading securities	(38)	(31)	39	(32)	44	1	(5)
Change in accrued liabilities	1,059	853	2,111	777	2,104	76	7
Turnaround plan expenses—Chrysler Group	194	156	42	156	42	—	—
Turnaround plan payments—Chrysler Group	(200)	(161)	(218)	(161)	(218)	—	—
Changes in other operating assets and liabilities:
—Inventories, net	(3,823)	(3,079)	(1,355)	(3,078)	(1,643)	(1)	288
—Trade receivables	422	340	(478)	268	(490)	72	12
—Trade liabilities	2,501	2,014	2,450	2,026	2,489	(12)	(39)
—Other assets and liabilities	(1)	(1)	1,614	(170)	1,320	169	294
Cash provided by operating activities	12,730	10,252	13,694	4,746	8,058	5,506	5,636
Purchases of fixed assets:
—Increase in equipment on operating leases	(16,261)	(13,096)	(11,851)	(3,096)	(3,143)	(10,000)	(8,708)
—Purchase of property, plant and equipment	(5,918)	(4,766)	(4,707)	(4,728)	(4,649)	(38)	(58)
—Purchase of other fixed assets	(375)	(302)	(213)	(291)	(166)	(11)	(47)
Proceeds from disposals of equipment on operating leases	10,189	8,206	9,586	3,546	3,576	4,660	6,010
Proceeds from disposals of fixed assets	936	754	277	728	253	26	24
Payments for investments in businesses	(252)	(203)	(813)	(201)	(764)	(2)	(49)
Proceeds from disposals of businesses	1,481	1,193	232	1,173	185	20	47
(Increase) decrease in receivables from financial services, net	(4,649)	(3,744)	(4,180)	—	33	(3,744)	(4,213)
(Acquisition) disposition of securities (other than trading), net	(940)	(757)	(216)	(782)	(152)	25	(64)
Change in other cash	(144)	(117)	33	(102)	(38)	(15)	71
Cash used for investing activities	(15,933)	(12,832)	(11,852)	(3,753)	(4,865)	(9,079)	(6,987)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €(346) ($(430)) and €(731) in 2004 and 2003, respectively)	472	380	2,421	(2,552)	261	2,932	2,160
Dividends paid (incl. profit transferred from subsidiaries)	(1,911)	(1,539)	(1,535)	(1,532)	(1,522)	(7)	(13)
Proceeds from issuance of capital stock (incl. minority interests)	29	23	28	(137)	(11)	160	39
Purchase of treasury stock	(29)	(23)	(28)	(23)	(28)	—	—
Cash provided by (used for) financing activities	(1,439)	(1,159)	886	(4,244)	(1,300)	3,085	2,186
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	99	80	(580)	73	(530)	7	(50)
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(4,543)	(3,659)	2,148	(3,178)	1,363	(481)	785
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	13,369	10,767	9,100	9,469	8,161	1,298	939
At end of period	8,826	7,108	11,248	6,291	9,524	817	1,724

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.     Presentation of Condensed Consolidated Financial Statements

        General.    The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in millions of euros ("€") and, for amounts as of and for the three and nine months ended September 30, 2004, also in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of €1=$1.2417, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2004.

        Certain amounts reported in prior periods have been reclassified to conform to the current period presentation and to reflect presentation requirements with respect to discontinued operations.

        All significant intercompany accounts and transactions have been eliminated. The interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2003, audited consolidated financial statements and notes thereto included in DaimlerChrysler's amended 2003 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission on June 30, 2004.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations and cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

        New Accounting Standards Adopted.    In May 2004, the Financial Accounting Standards Board ("FASB") finalized FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("Medicare Act") with guidance on accounting for subsidies provided under the Medicare Act which became law in December 2003. DaimlerChrysler applied FSP FAS 106-2 in the third quarter of 2004 and elected retroactive application as of January 1, 2004, the date of the enactment of the "Medicare Act" in accordance with FSP FAS 106-2. See Note 12a for further information about the impact of FSP FAS 106-2 on the Group's consolidated financial statements.

        New Accounting Standards Not Yet Adopted.    In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," and to investments in equity securities accounted for using the cost method.

        In addition to the disclosures provided in the Group's 2003 Annual Report on Form 20-F/A, the consensus reached in March 2004 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to investments and beneficial interests within the scope of EITF 03-1. EITF 03-1 also requires certain disclosures about cost method investments when the fair value of such investments is not currently estimable. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

        In July 2004, the EITF reached a consensus on EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF 02-14 requires an investor to apply the equity method of accounting to investments in common stock of a corporation or in-substance common stock of a corporation, if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. For investments in corporations that are not common stock or in-substance common stock that were previously accounted for under the equity method, EITF 02-14 requires that the investor discontinue the equity method unless required by other applicable guidance. EITF 02-14 is effective as of the beginning of the first reporting period beginning after September 15, 2004. The effects of the adoption of EITF 02-14, if any, shall be presented as the cumulative effect of a change in accounting principle. DaimlerChrysler is currently determining the effect of EITF 02-14 on the Group's consolidated financial statements but does not expect the effect to be material.

        In September 2004, the EITF reached a consensus on EITF 04-1, "Accounting for Preexisting Relationships Between the Parties to a Business Combination." Pursuant to EITF 04-1, a business combination between two parties that have a preexisting relationship shall be accounted for as a multiple element transaction (the business combination and the de facto settlement of the previous relationship). EITF 04-1 also addresses the recognition and measurement of a settlement of a preexisting relationship and whether certain reacquired rights should be recognized as intangible assets, apart from goodwill. EITF 04-1 is effective prospectively for business combinations and goodwill impairment tests completed in reporting periods beginning after October 13, 2004. DaimlerChrysler is currently determining the effect of EITF 04-1 on the Group's consolidated financial statements.

2.     Variable Interest Entities

        DaimlerChrysler applied the provisions of FASB Interpretation ("FIN") 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"), to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The implementation of those provisions resulted in the consolidation of several variable interest entities that did not materially impact DaimlerChrysler's results for the three and nine months ended September 30, 2004. Refer to the Group's 2003 Annual Report on Form 20-F/A for the disclosures required by FIN 46R about DaimlerChrysler's involvement with variable interest entities with which it had involvement as of December 31, 2003.

        Individual associated companies included in the Group's consolidated financial statements under the equity method are also subject to the requirements of FIN 46R at the investee level. Because DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies, such as European Aeronautic Defence and Space Company EADS N.V., on a three-month lag, the initial impact of adoption of FIN 46R consolidation requirements by these associated companies was recognized in the Group's consolidated statement of income on a three-month lag. Because the impact was not material, the cumulative effect of applying the consolidation requirements of FIN 46R by these associated companies is included in the line item "financial income (expense), net" in the Group's interim financial statements.

3.     Significant Investments Accounted for Under the Equity Method

        On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler AG decided to withdraw from providing any financial support to Mitsubishi Motors Corporation ("MMC"). In the second quarter of 2004, MMC together with its other shareholders established a restructuring plan, which led to changes in the capital and shareholder structure of MMC as well as to changes in the composition of MMC's Supervisory Board and Board of Management. In this context, a new investor acquired a 33.3% interest in the voting common stock of MMC and received significant contractually guaranteed managerial rights. As a result of the measures initiated at MMC in the second quarter of 2004, DaimlerChrysler's interest in the voting common stock of MMC was reduced from 37.0% to 24.7% and DaimlerChrysler lost its ability to significantly influence MMC's operating and financial policies. Consequently, as of the annual shareholders' meeting of MMC on June 29, 2004, DaimlerChrysler ceased to account for its investment in MMC using the equity method and classified its investment in MMC as an investment in related companies, accounted for at fair value.

        The dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "financial income (expense), net" in the Group's interim financial statements. Also reflected in "financial income (expense), net" is €195 million of realized gains from DaimlerChrysler's currency hedging of the net investment in MMC.

        Through June 30, 2004, the results from MMC are included in the Group's interim financial statements using the equity method of accounting. The Group's proportionate share in the negative results of MMC through June 30, 2004, together with the effects from the dilution of the Group's interest in MMC and related currency hedging effects, were €(655) million. Since June 30, 2004, the Group's interest in the voting stock of MMC has been further reduced to 20.7%.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 EADS shares (approximately 3% of the voting stock). As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler.

4.     Acquisitions and Dispositions

        In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck Corporation ("DHTC") to HMC for a total after-tax gain of €44 million, which was deferred due to restrictions on the Group's ability to access the sales proceeds. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €253 million that is included in financial income (expense), net, in the September 30, 2004, unaudited condensed consolidated statements of income. The deferred gain from the DHTC sale was also recognized in the third quarter since the restrictions related to that transaction lapsed upon the sale of the Group's interest in HMC. As a result of the DHTC disposition, the operating profit of the Commercial Vehicles segment was favorably impacted by a gain of €60 million. The gain from the sale of the HMC investment does not form part of operating profit.

        On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC's interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million consisting of direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively) plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group's investment in MMC. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results are included in the Commercial Vehicles segment using the equity method of accounting.

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were sold before DaimlerChrysler acquired a stake in MFTBC were identified. DaimlerChrysler is investigating these quality problems and evaluating the extent to which the required product recalls will have to be accounted for. As of September 30, 2004, DaimlerChrysler has developed a preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC. As of September 30, 2004, €1,086 million has been accrued relating to the quality measures and product recalls at MFTBC, of which €70 million has been included in financial income (expense), net, €735 million has been included in cost of sales and €143 million has been recorded as an increase in goodwill. For the three- and nine-month periods ended September 30, 2004, the preliminary evaluation of the costs associated with the quality measures and recall campaigns at MFTBC have reduced operating profit of the Commercial Vehicles segment by €405 million and €475 million, respectively. DaimlerChrysler has not yet finalized evaluating certain provisions and exposures related to MFTBC. Therefore, the purchase price allocation related to the 22% interest acquired in March 2004 is preliminary and subject to change.

        DaimlerChrysler assigned €95 million of the aggregate preliminary purchase price to registered trademarks that are not subject to amortization, €81 million to technology with a useful life of 10 years, €49 million to other identifiable intangible assets, and €14 million to acquired in-process R&D that was expensed in the periods the investments were made. In addition, DaimlerChrysler assigned €6,206 million to tangible assets acquired and €5,469 million to liabilities assumed. The remaining €275 million were allocated to goodwill of the Commercial Vehicles segment and is not expected to be deductible for tax purposes.

        The following table is prepared on a pro forma basis for the three- and nine-month periods ended September 30, 2004 and 2003, as though DaimlerChrysler acquired its controlling interest in MFTBC as of the beginning of the periods presented. The pro forma amounts exclude charges for acquired in-process R&D.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
(in millions of € except earnings per share)
Revenues	34,891	36,020	106,029	106,208
Income (loss) from continuing operations	951	(1,654)	1,944	(933)
Net income (loss)	951	(1,674)	1,944	(939)
Earnings (loss) per share from continuing operations
Basic	0.94	(1.64)	1.92	(0.92)
Diluted	0.94	(1.64)	1.92	(0.92)

        The pro forma results above are not necessarily indicative of what would have occurred if DaimlerChrysler's acquisition of a controlling interest in MFTBC had been in effect for the periods presented. They do not reflect any synergies that are expected to be achieved from combining the operations of DaimlerChrysler and MFTBC, and are not intended to be a projection of future results.

        At September 30, 2004, the Group classified fixed assets with a carrying amount of €69 million as held for sale which are included in property, plant and equipment, net, in the unaudited condensed consolidated balance sheet.

5.     Turnaround Plan for the Chrysler Group

        The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan through December 31, 2002, were €3,758 million (€2,373 million net of taxes), including €1,686 million related to workforce reductions, €1,283 million related to asset write downs and €789 million related to other costs.

        The net charges recorded for the plan in the nine months ended September 30, 2003, were €42 million (€21 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€30 million and €12 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded for workforce reductions and facility deactivation costs.

        The net charges recorded for the plan in the nine months ended September 30, 2004, were €156 million (€95 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€151 million and €5 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were for costs associated with the planned closing or disposition of manufacturing facilities in 2004 and 2005.

        The pre-tax amounts for turnaround plan charges are comprised of the following:

	Workforce reductions	Asset write downs	Other costs/credits	Total
(in millions of €)
Reserve balance at January 1, 2003	280	—	305	585
Additional charges	26	—	—	26
Adjustments	5	—	(26)	(21)
Net charges	31	—	(26)	5
Payments	(73)	—	(99)	(172)
Amount charged against assets	—	—	(2)	(2)
Amount recognized by and transferred to the employee benefit plans	(47)	—	—	(47)
Currency translation adjustments	(12)	—	(18)	(30)
Reserve balance at June 30, 2003	179	—	160	339
Additional charges	23	—	12	35
Adjustments	1	—	1	2
Net charges	24	—	13	37
Payments	(34)	—	(12)	(46)
Currency translation adjustments	(2)	—	(6)	(8)
Reserve balance at September 30, 2003	167	—	155	322
Additional charges	133	234	14	381
Adjustments	21	15	10	46
Net charges	154	249	24	427
Payments	(44)	—	(17)	(61)
Amount charged against assets	—	(249)	(1)	(250)
Amount recognized by and transferred to the employee benefit plans	(61)	—	—	(61)
Currency translation adjustments	(18)	—	(13)	(31)
Reserve balance at December 31, 2003	198	—	148	346
Additional charges	13	—	—	13
Adjustments	(3)	44	(2)	39
Net charges	10	44	(2)	52
Payments	(87)	—	(43)	(130)
Amount charged against assets	—	(44)	(2)	(46)
Amount recognized by and transferred to the employee benefit plans	(11)	—	—	(11)
Currency translation adjustments	6	—	3	9
Reserve balance at June 30, 2004	116	—	104	220
Additional charges / (gains)	158	5	(59)	104
Adjustments	3	(7)	4	—
Net charges / (gains)	161	(2)	(55)	104
Payments	(19)	—	(12)	(31)
Amount charged against assets	—	2	63	65
Amount recognized by and transferred to the employee benefit plans	(29)	—	—	(29)
Currency translation adjustments	(4)	—	(3)	(7)
Reserve balance at September 30, 2004	225	—	97	322

        In April 2004, the Chrysler Group sold its Huntsville, Alabama operations to Siemens VDO Automotive Electronics Corporation resulting in a pre-tax loss of €45 million. The exit costs associated with this sale were previously provided for in the turnaround plan charges.

        In September 2004, the Chrysler Group sold its New Venture Gear ("NVG") operations to Magna International, Inc. ("Magna") for consideration of €347 million consisting of cash, notes receivable and preferred shares of Magna's newly established subsidiary. This transaction resulted in charges for workforce reductions which were offset by gains from the sale of assets, included in "Other costs/credits" in the table above. The estimated net gain on this sale is not material and recognition has been deferred until the fourth quarter of 2004, pending final purchase price adjustments in accordance with the terms of the agreement. The purchase price adjustments are expected to be finalized in January 2005.

        Workforce reduction charges were €171 million and €55 million during the nine months ended September 30, 2004 and 2003, respectively. The voluntary early retirement programs, accepted by 503 and 791 employees during the nine months ended September 30, 2004 and 2003, respectively, are formula driven based on salary levels, age and past service. In addition, 5,417 and 304 employees were involuntarily affected by the plan during the nine months ended September 30, 2004 and 2003, respectively. The amount of involuntary severance benefits paid and charged against the liability during the nine months ended September 30, 2004 and 2003 was €39 million and €12 million, respectively.

        As a result of the planned sale or closure of manufacturing facilities in 2004 and 2005, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of €42 million during the nine months ended September 30, 2004. No impairment charges were recorded during the nine months ended September 30, 2003.

        Other costs associated with the plan in the nine months ended September 30, 2004 and 2003 included supplier contract cancellation costs and accruals related to divestiture actions. Additionally, and as noted above, other costs for the nine months ended September 30, 2004 included gains resulting from the sale of assets associated with the NVG sale.

        The Chrysler Group expects cash payments of $0.1 billion in the remaining year 2004 for the previously recorded charges. The Chrysler Group may recognize additional turnaround plan charges in the remaining three months of 2004 primarily relating to the sale or closure of selected operations.

6.     Goodwill

        During the nine months ended September 30, 2004, additional goodwill of €296 million was recorded, of which €275 million was attributable to the first time consolidation of MFTBC (see Note 4). The remaining change in the carrying amount of goodwill primarily relates to currency translation adjustments and, to a lesser extent, additional goodwill recorded in connection with certain other acquisitions that were immaterial individually and in the aggregate.

7.     Other Intangible Assets

        Other intangible assets comprise:

	At Sept. 30, 2004	At Dec. 31, 2003
(in millions of €)
Other intangible assets subject to amortization
Gross carrying amount	1,255	1,047
Accumulated amortization	(799)	(694)
Net carrying amount	456	353
Other intangible assets not subject to amortization	2,576	2,466
	3,032	2,819

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights, and software developed or obtained for internal use. During the nine months ended September 30, 2004, additional intangible assets of €96 million were recognized. The aggregate amortization expense for the three and nine months ended September 30, 2004 was €42 million and €123 million, respectively, and for the three and nine months ended September 30, 2003, €54 million and €124 million, respectively.

        Amortization expense for the net carrying amount of other intangible assets at September 30, 2004, is estimated to be €57 million for the remainder of 2004 and, for each of the next five years, is estimated to be €121 million in 2005, €81 million in 2006, €47 million in 2007, €26 million in 2008 and €19 million in 2009.

        Other intangible assets not subject to amortization primarily represent intangible pension assets.

8.     Inventories

        Inventories are comprised of the following:

	At Sept. 30, 2004	At Dec. 31, 2003
(in millions of €)
Raw materials and manufacturing supplies	1,894	1,569
Work-in-process	2,940	2,280
Finished goods, parts and products held for resale	14,307	11,350
Advance payments to suppliers	54	59
	19,195	15,258
Less: Advance payments received	(394)	(310)
	18,801	14,948

9.     Cash and Cash Equivalents

        As of September 30, 2004, and December 31, 2003, cash and cash equivalents as disclosed in the condensed consolidated balance sheets include €336 million and €250 million, respectively, of deposits with original maturities of more than three months.

10.   Stockholders' Equity

        During the nine-month period ended September 30, 2004, DaimlerChrysler purchased approximately 0.6 million of its Ordinary Shares for €23 million and reissued these shares for €23 million in connection with an employee share purchase plan.

        On April 7, 2004, the annual meeting authorized the Board of Management through October 7, 2005, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing nearly 10% of issued and outstanding capital stock.

        The annual meeting also approved DaimlerChrysler to distribute €1,519 million (€1.50 per share) of its 2003 earnings as a dividend to the stockholders. The dividend was paid on April 8, 2004, to investors owning DaimlerChrysler shares on April 7, 2004.

11.   Stock-Based Compensation

        DaimlerChrysler measures compensation expense for stock-based awards granted, modified or settled prospectively after December 31, 2002, principally at the date of grant, modification or settlement based on the fair value of the award using a modified Black-Scholes option-pricing model and assumptions regarding expected dividend yield, expected stock price volatility, risk-free interest rate, and expected life of the award.

        Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). Until such awards are modified or settled, compensation expense for stock-based awards granted prior to January 1, 2003, is measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant.

        During the nine months ended September 30, 2004 and 2003, the Group issued 18.0 million and 20.5 million new options, respectively, at a reference price of €36.31 and €28.67, respectively.

        The following table illustrates the rollforward of the stock options granted to the management during the nine-month periods ended September 30, 2004 and 2003:

	2004	2003
(in millions of stock options)
Outstanding as of January 1	71.6	53.1
Granted	18.0	20.5
Forfeited / Expired	(3.2)	(1.5)
Outstanding as of September 30	86.4	72.1
Exercisable as of September 30	40.6	23.8

        The following underlying assumptions were used in calculating the fair value (€7.85 per option) of DaimlerChrysler stock options granted in 2004: expected dividend yield: 4.4%; expected volatility: 33%; risk free interest rate: 2.6%; and expected life: 3 years.

        The adoption of the fair value based method resulted in the recognition of compensation cost for the three-month periods ended September 30, 2004 and 2003 of €23 million (€14 million, net of taxes, or €0.01 per share) and €13 million (€8 million, net of taxes, or €0.01 per share), respectively, and for the nine-month periods ended September 30, 2004 and 2003 of €60 million (€37 million, net of taxes, or €0.04 per share) and €25 million (€15 million, net of taxes, or €0.02 per share), respectively.

        The stock-based employee compensation included in the determination of net income for the three-  and nine-month periods ended September 30, 2004 and 2003, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, "Accounting for Stock-Based Compensation."

        The following table illustrates the effect on net income and earnings per share for the three-month periods ended September 30, 2004 and 2003, as if the fair value based method had been applied to all outstanding and unvested awards when they were issued.

	Three months ended Sept. 30,
	2004	2003
Net income (in millions of €)
Net income (loss)	951	(1,653)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	20	20
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(21)	(37)
Pro forma net income (loss)	950	(1,670)
Earnings (loss) per share (in €)
Basic	0.94	(1.63)
Basic—pro forma	0.94	(1.65)
Diluted	0.94	(1.63)
Diluted—pro forma	0.94	(1.65)

        The following table illustrates the effect on net income and earnings per share for the nine-month periods ended September 30, 2004 and 2003, as if the fair value based method had been applied to all outstanding and unvested awards when they were issued.

	Nine months ended Sept. 30,
	2004	2003
Net income (in millions of €)
Net income (loss)	1,940	(956)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	54	49
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(76)	(116)
Pro forma net income (loss)	1,918	(1,023)
Earnings (loss) per share (in €)
Basic	1.92	(0.94)
Basic—pro forma	1.89	(1.01)
Diluted	1.91	(0.94)
Diluted—pro forma	1.89	(1.01)

12.   Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At Sept. 30, 2004	At Dec. 31, 2003
(in millions of €)
Pension plans and similar obligations (see Note 12a)	14,168	13,467
Income and other taxes	3,063	2,794
Other accrued liabilities (see Note 12b)	25,015	22,911
	42,246	39,172

a)    Pension Plans and Similar Obligations

Pension Plans

        The components of net pension cost for the three-month periods ended September 30, 2004 and 2003, were as follows:

	Three months ended Sept. 30, 2004		Three months ended Sept. 30, 2003
	German Plans	Non-German Plans	German Plans	Non-German Plans
(in millions of €)
Service cost	59	127	64	87
Interest cost	147	336	158	351
Expected return on plan assets	(153)	(442)	(127)	(470)
Amortization of:
Unrecognized net actuarial losses	34	60	43	14
Unrecognized prior service cost	—	54	—	72
Net periodic pension cost	87	135	138	54
Settlement/curtailment loss	—	51	13	5
Net pension cost	87	186	151	59

        The components of net pension cost for the nine-month periods ended September 30, 2004 and 2003, were as follows:

	Nine months ended Sept. 30, 2004		Nine months ended Sept. 30, 2003
	German Plans	Non-German Plans	German Plans	Non-German Plans
(in millions of €)
Service cost	173	320	192	264
Interest cost	439	975	474	1,066
Expected return on plan assets	(460)	(1,307)	(382)	(1,427)
Amortization of:
Unrecognized net actuarial losses	101	170	130	41
Unrecognized prior service cost	—	221	—	219
Net periodic pension cost	253	379	414	163
Settlement/curtailment loss	—	51	38	16
Net pension cost	253	430	452	179

        Contributions.    Employer contributions to the Group's defined benefit pension plans for the three- and nine-month periods ended September 30, 2004, were €859 million and €915 million, respectively.

Other Postretirement Benefits

        The components of net periodic postretirement benefit cost for the three-month periods ended September 30, 2004 and 2003, were as follows:

	Three months ended Sept. 30,
	2004	2003
(in millions of €)
Service cost	63	70
Interest cost	219	247
Expected return on plan assets	(40)	(54)
Amortization of:
Unrecognized net actuarial losses	53	55
Unrecognized prior service cost	—	6
Net periodic postretirement benefit cost	295	324

        The components of net periodic postretirement benefit cost for the nine-month periods ended September 30, 2004 and 2003, were as follows:

	Nine months ended Sept. 30,
	2004	2003
(in millions of €)
Service cost	195	212
Interest cost	655	751
Expected return on plan assets	(121)	(166)
Amortization of:
Unrecognized net actuarial losses	160	168
Unrecognized prior service cost	3	19
Net periodic postretirement benefit cost	892	984

        Impact of the Medicare Act.    The Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") resulted in an overall reduction of the accumulated postretirement benefit obligation ("APBO") for postretirement health and life insurance benefits amounting to €997 million as of January 1, 2004. The impact of the remeasurement of the APBO is being amortized over the average service period of employees eligible for postretirement benefits beginning January 1, 2004. Accordingly, net periodic postretirement benefit cost for 2004 will be reduced by €152 million. The net periodic postretirement benefit cost for the three and nine months ended September 30, 2004, is reduced by €38 million and €114 million, respectively, associated with the subsidies provided by the Medicare Act.

        The components of the reduction of net periodic postretirement benefit costs for the three- and nine-month periods ended September 30, 2004, were as follows:

	Three months ended Sept. 30, 2004	Nine months ended Sept. 30, 2004
(in millions of €)
Service cost	(5)	(15)
Interest cost	(16)	(48)
Amortization of unrecognized net actuarial losses	(17)	(51)
Total reduction	(38)	(114)

        Contributions.    DaimlerChrysler did not make any contributions to the Group's other postretirement plans during the three- and nine-month periods ended September 30, 2004.

b)    Other Accrued Liabilities

        The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

	2004	2003
(in millions of €)
Balance at January 1	9,230	9,353
Currency change and change in consolidated companies	777	(467)
Utilizations and transfers	(3,614)	(3,510)
Changes from product warranties issued in respective year	4,049	3,899
Changes from prior period product warranties issued	572	(41)
Balance at September 30	11,014	9,234

        Obligations for product-related services to be rendered in future periods are classified as deferred income in the Group's condensed consolidated balance sheets. These obligations are related to revenues from service and maintenance agreements that will be recognized in income over the contractual period as services are performed. The changes in deferred income from service and maintenance agreements are summarized as follows:

	2004	2003
(in millions of €)
Balance at January 1	1,129	1,061
Currency change	18	(141)
Deferred revenue current year	401	492
Earned revenue current year	(350)	(333)
Balance at September 30	1,198	1,079

13.   Litigation and Claims

        Various legal proceedings pending against DaimlerChrysler or its subsidiaries allege defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in these proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        DaimlerChrysler AG as successor of Daimler-Benz AG is a party to a valuation proceeding (Spruchstellenverfahren) relating to a subordination and profit transfer agreement with the former AEG AG. In 1988, former AEG AG shareholders filed a petition to the regional court of Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In 1994, an expert appointed by the court concluded that the consideration was adequate. In 1999, the court instructed the expert to analyze the valuation under an alternate methodology, i.e. not the capitalized earnings value but the market value, approved by the Federal Constitutional Court in an unrelated case. The expert was further instructed by the court in 2004 to take into account the additional statements of the Federal Supreme Court on the issue of valuation addressed by the Constitutional Court. The expert's valuation opinion, which was delivered to DaimlerChrysler in September 2004, would increase the value ratio in favor of AEG shareholders significantly, if accepted. DaimlerChrysler believes the original consideration and compensation to be adequate and the second valuation opinion to be unwarranted, and intends to defend itself vigorously against the claims in this proceeding.

        As a member of a consortium that has agreed to develop, install and operate a toll collection system for German highways, the affiliate of DaimlerChrysler, DaimlerChrysler Services, Deutsche Telekom AG and the consortium have received an introductory writ for the opening of arbitration proceedings from the Federal Republic of Germany. The agreement between the consortium members and the Federal Republic of Germany calls for submission of all disputes related to the toll collection system to arbitration. The government is, within the frame of the introduced arbitration, seeking reimbursement of revenues lost due to the delay in completion of the system. The Federal Republic of Germany is prosecuting a claim of €3.56 billion plus interest for the period starting September 1, 2003 until December 31, 2004. For the period until July 31, 2004 the Federal Republic of Germany is also seeking contractual penalties of approximately €1.03 billion plus interest. This amount includes also penalties of €789 million which are based on a claim that the consortium members did not obtain the government's consent before entering into several sub-suppliers contracts. The amount of €1.03 billion may increase, because the Federal Republic of Germany is also claiming time-dependent contractual penalties. DaimlerChrysler believes the government's claims are without merit and DaimlerChrysler intends to defend itself vigorously against these claims.

        As previously reported, DaimlerChrysler sold its subsidiary, DaimlerChrysler Rail Systems GmbH ("Adtranz"), to Bombardier Inc., on April 30, 2001 for cash consideration of $725 million. In connection with the sale, DaimlerChrysler deferred €300 million of the gain due to uncertainties related to the final purchase price. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier sought total damages of approximately €960 million. The original sales agreement limited the amount of such price adjustments to €150 million and, to the extent legally permissible, the amount of other claims to an additional €150 million. On September 28, 2004, DaimlerChrysler and Bombardier concluded a settlement agreement with respect to all claims asserted by Bombardier in connection with the sale of Adtranz. The settlement agreement provided for a purchase price adjustment of €170 million to be paid to Bombardier and the cancellation of all remaining claims and allegations asserted by Bombardier. DaimlerChrysler paid the settlement amount on October 1, 2004. DaimlerChrysler recognized the remaining deferred gain in the third quarter 2004 which was partially offset by expenses incurred in the third quarter of 2004 and anticipated settlement costs. The €120 million net amount recognized is classified as "Other income" in the unaudited condensed consolidated statements of income and is included in operating profit of the Other Activities segment.

        In the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. The Tracinda trial was completed on February 11, 2004. There can be no assurance as to the timing of a decision by the court.

        In addition, various other previously reported legal proceedings are pending against DaimlerChrysler.

14.   Commitments and Contingencies

        Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
	At Sept. 30, 2004	At Dec. 31, 2003	At Sept. 30, 2004	At Dec. 31, 2003
(in millions of €)
Guarantees for third party liabilities	2,813	2,647	244	355
Guarantees under buyback commitments	1,842	1,957	588	583
Performance guarantees and environmental risks	475	513	326	352
Other	133	118	100	109
	5,263	5,235	1,258	1,399

        The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At September 30, 2004, these guarantees amounted to €48.1 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        In 2002, a consortium consisting of our subsidiary DaimlerChrysler Services AG, Deutsche Telekom AG and Compagnie Financiere et Industrielle des Autoroutes ("Cofiroute") contracted with the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways. Toll Collect GmbH, a German limited liability company in which DaimlerChrysler Services and Deutsche Telekom each hold a 45% interest and Cofiroute holds the remaining 10%, is the principal builder and prospective operator of the system. Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation. DaimlerChrysler accounts for its 45% ownership interest in Toll Collect GmbH and the consortium using the equity method of accounting. Toll Collect GmbH as the future operator of the Toll Collect System will become the primary contracting party under the operating agreement. For further information, particularly with respect to the guarantees and contractual penalties set forth in the operating agreement, please also refer to Note 31 to the Group's 2003 Consolidated Financial Statements and to Item 5 of the Group's 2003 Annual Report on Form 20-F.

        The original deadline for completion of the system was August 31, 2003, but technical difficulties have delayed completion. On February 19, 2004, the Federal Ministry of Transport sent a notice of termination to the Toll Collect consortium. In subsequent negotiations with the Ministry of Transport, on February 29, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the Toll Collection project. The consortium and the Federal Republic of Germany have implemented the agreement reached on February 29, 2004, by a notarised agreement on April 23,

2004. Consequently, the Federal Republic of Germany has waived the alleged rights resulting from the notice of termination. The Toll Collection project will be continued on the following basic terms:

  •
  Toll collection will be introduced no later than January 1, 2005, with on-board-units ("OBUs") which allow for slightly less than full technical performance in accordance with the technical specification. Subject to a one year extension under certain circumstances the toll collection system will be installed and operated with full effectiveness as specified in the operating agreement no later than January 1, 2006. Due to this slight deficiency from January 1, 2005 on, the remuneration owed by the Federal Republic of Germany to Toll Collect GmbH during the period the collection system operates with OBUs which allow for a slightly less than full technical performance will be 95% of the remuneration which will be payable under the operating agreement.

  •
  The Federal Republic of Germany is to pay the full 95%-remuneration only if the total toll revenues received by the Federal Republic of Germany from the toll collection system in a given month reach at least 80% of the expected total toll collection revenues. No remuneration will, however, become payable when and if in any given month total revenues exceed the guaranteed €83.4 million by no more than 20% of the expected total toll collection revenues. Between those thresholds, the remuneration is dependent on the actual toll income achieved.

  •
  On January 1, 2005, Toll Collect GmbH is required to make available a sufficient number of OBUs and installation facilities to meet demand, with no fewer than 500,000 OBUs available. OBUs are devices installed in vehicles in order to allow for the collection of highway travel data by satellite.

  •
  Delays in the commencement of operation of the toll collection system after January 1, 2005, will result in monthly penalties of €40 million increasing by €5 million each month up to a maximum of €80 million per month through the period up to January 1, 2006.

  •
  During the period the collection system operates with OBUs which allow for a slightly less than full technical performance Toll Collect GmbH or the consortium will be liable in case of a toll shortfall to guarantee net toll proceeds in an amount up to €1 billion per year, but no more than €83.4 million per month. Contractual penalties due to insufficient performance of certain minimum parameters set out for the toll collection system in the operating agreement, certain maluses relating to less than full performance of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic of Germany will not be counted against the liability cap. However, these contractual penalties and maluses are capped according to the operating agreement.

  •
  In the event of major deviations from the project plan, which endanger the whole project, the consortium and the Federal Republic of Germany must reach a good faith agreement on steps that are appropriate and reasonable to minimize losses. In the event that neither testing operation of OBUs with slightly less than full performance nor the development of OBUs with full technical performance has been successfully completed by June 1, 2005, the Federal Republic of Germany may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement.

  •
  Following the end of the agreed operational period with slightly less technical performance of the OBUs and, especially, in the case that the OBUs with full technical performance as specified under the operators contract will not be installed in time, the provisions governing penalties for delay of operation and liabilities contained in the operating agreement shall continue to apply.

The guarantee for the bridge loans, as reported in Note 31 to the Group's 2003 Consolidated Financial Statements and in Item 5 of the Group's 2003 Annual Report on Form 20-F, expired with the termination of interim financing. As planned, Toll Collect changed the project financing by obtaining loans from several banks. DaimlerChrysler AG, on a single basis, guarantees one of these loans up to a maximum amount of €600 million. This guarantee is reflected in the above table in the line "Guarantees for third party liabilities." The maximum potential future obligation resulting from the remaining guarantees provided for Toll Collect GmbH's obligations have not been included in the above table because those amounts cannot be reasonably estimated.

15.   Segment Reporting

        Segment information for the three-month periods ended September 30, 2004 and 2003, is as follows:

	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
(in millions of €)
Three months ended September 30, 2004
Revenues	11,348	11,508	8,715	2,883	437	34,891	—	34,891
Intersegment sales	773	12	482	561	88	1,916	(1,916)	—
Total revenues	12,121	11,520	9,197	3,444	525	36,807	(1,916)	34,891
Operating Profit	304	217	159	412	258	1,350	(18)	1,332
Three months ended September 30, 2003
Revenues	11,848	12,496	6,437	2,913	420	34,114	—	34,114
Intersegment sales	894	—	319	557	103	1,873	(1,873)	—
Total revenues	12,742	12,496	6,756	3,470	523	35,987	(1,873)	34,114
Operating Profit (Loss)	793	147	198	284	(104)	1,318	(72)	1,246

        Segment information for the nine-month periods ended September 30, 2004 and 2003, is as follows:

	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Consolidated
(in millions of €)
Nine months ended September 30, 2004
Revenues	34,185	36,774	23,530	8,650	1,175	104,314	—	104,314
Intersegment sales	2,587	12	1,242	1,629	208	5,678	(5,678)	—
Total revenues	36,772	36,786	24,772	10,279	1,383	109,992	(5,678)	104,314
Operating Profit	1,646	1,041	895	1,105	477	5,164	(195)	4,969
Nine months ended September 30, 2003
Revenues	35,968	37,009	18,061	9,069	1,119	101,226	—	101,226
Intersegment sales	2,419	—	1,049	1,517	305	5,290	(5,290)	—
Total revenues	38,387	37,009	19,110	10,586	1,424	106,516	(5,290)	101,226
Operating Profit (Loss)	2,342	(649)	467	1,037	185	3,382	(92)	3,290

        For the three- and six-month periods ended June 30, 2004, the investment in MMC, together with the effects from the dilution of the Group's interest in MMC and related currency hedging effects, negatively impacted operating profit of the Other Activities segment with €20 million and €7 million, respectively. (See Note 3 for additional information). The investment in MMC had no effect on the third quarter 2004 operating profit of the Other Activities segment.

        As discussed in Note 4, on March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash. As a result of the acquisition and first time consolidation of MFTBC, the identifiable segment assets of the Commercial Vehicles segment increased by €4.3 billion.

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified. (See Note 4 for additional information). DaimlerChrysler is still in the process of investigating these quality problems and evaluating the extent to which the announced product recalls will have to be accounted for. As of September 30, 2004, DaimlerChrysler determined that a probable loss related to the MFTBC recalls occurred and accordingly, DaimlerChrysler has developed a preliminary evaluation of the costs associated with the quality measures and recall campaigns at MFTBC. For the three- and nine-month periods ended September 30, 2004, expenses arising from the recall issues reduced operating profit of the Commercial Vehicle segment by €405 million and €475 million, respectively. Expenses totaling €330 million attributed to minority interests had no effect on operating profit and are included in the line "Miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations.

        During the three-month periods ended September 30, 2004 and 2003, the Chrysler Group recorded charges of €104 million and €37 million, respectively, and during the nine-month periods ended September 30, 2004 and 2003, €156 million and €42 million, respectively, for the Chrysler Group turnaround plan (see Note 5). Additionally, the Chrysler Group recorded €104 million for early retirement incentives and other workforce reductions in the six-month period ended June 30, 2004. Chrysler Group operating results for the second quarter of 2004 were favorably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        During the first quarter of 2004, the Services segment recorded charges of €(279) million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of Germany and the associated adjustments of the estimated expenses. In the third quarter of 2004, the Services segment recorded additional charges for Toll Collect of €(119) million related to the expected start of the system from January 2005.

        As of January 1, 2004, the off-highway activities of the Commercial Vehicles segment, which consist of MTU Friedrichshafen Group, the off-highway activities of Detroit Diesel Group and the 49% interest in VM-Motori S.p.A., have been allocated to the Other Activities segment. Prior period amounts have been adjusted accordingly.

        During the third quarter of 2003, the Chrysler Group and Services negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives. The adjusted pricing reflects the then-current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. The pricing adjustment reduced marketing costs at the Chrysler Group in the third quarter of 2003 by €0.1 billion and reduced finance revenue at Services by the same amount. The pricing adjustment had no effect on the Group's consolidated operating results.

        In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services. The non-cash effect of this change in risk-sharing in the first quarter of 2003 resulted in €70 million of additional revenue and operating profit for the Chrysler Group and €70 million of additional cost of sales and reduced operating profit for Services.

        The reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations for the three- and nine-month periods ended September 30, 2004 and 2003, is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
(in millions of €)
Total segment operating profit	1,350	1,318	5,164	3,382
Elimination and consolidation amounts	(18)	(72)	(195)	(92)
Total Group operating profit	1,332	1,246	4,969	3,290
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(206)	(221)	(619)	(661)
Impairment of investment in EADS	—	(1,960)	—	(1,960)
Interest and similar income	115	137	343	483
Interest and similar expenses	(208)	(236)	(606)	(765)
Other financial income, net	22	47	33	92
Miscellaneous items, net	(332)	(298)	(372)	(330)
Pre-tax income (loss) from discontinued operations, adjusted to exclude or include the above reconciling items	—	22	—	(31)
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	137	(69)	(577)	(284)
Consolidated income (loss) before income taxes, minority interests and discontinued operations	860	(1,332)	3,171	(166)

16.   Earnings (loss) per Share

        The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" for the three- and nine-month periods ended September 30, 2004 and 2003, is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
in millions of € or millions of shares, except earnings per share
Income (loss) from continuing operations—basic	951	(1,633)	1,940	(950)
Interest expense on convertible bonds and notes (net of tax)	—	—	—	—
Income (loss) from continuing operations—diluted	951	(1,633)	1,940	(950)
Weighted average number of shares outstanding—basic	1,012.8	1,012.8	1,012.8	1,012.7
Dilutive effect of stock options in 2004	2.2	—	2.3	—
Weighted average number of shares outstanding—diluted	1,015.0	1,012.8	1,015.1	1,012.7
Earnings (loss) per share from continuing operations
Basic	0.94	(1.61)	1.92	(0.93)
Diluted	0.94	(1.61)	1.91	(0.93)

        Because the Group reported a loss from continuing operations for the three- and nine-month periods ended September 30, 2003, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the company reported income from continuing operations for the three-and nine-month periods ended September 30, 2003, the weighted average number of shares outstanding would have potentially been diluted by 1.1 million shares resulting from conversion of bonds and notes.

        Stock options to acquire 67.5 million and 72.1 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings (loss) per share for 2004 and 2003 because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler Ordinary Shares for the periods presented.

Investor Relations	Financial Calendar 2005
Stuttgart	Annual Results Press Conference /
Phone +49 711 17 92261, 17 95277 or 17 95256	Analysts' and Investors'
Fax +49 711 17 94109 or 17 94075	Conference Call February 2005
New York
Phone +1 212 909 9080	Annual Meeting
Fax +1 212 909 9085	April 6, 2005 Messe Berlin
This report and additional information on DaimlerChrysler are available on the Internet at:	Interim Report Q1 2005
www.daimlerchrysler.com	April 28, 2005
Interim Report Q2 2005 July 28, 2005
Interim Report Q3 2005 October 26, 2005
Concept and contents
DaimlerChrysler AG Investor Relations
DaimlerChrysler AG Stuttgart, Germany Auburn Hills, USA www.daimlerchrysler.com
Publications for our shareholders:

• Annual Report (German, English)
 • Form 20-F (English)
 • Interim Reports on 1st, 2nd and 3rd quarters (German,
    English)
 • Environment Report (German, English)
• Social Responsibility Report (German, English)

Investor Relations at www.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner
	Name:	Robert Köthner
	Title:	Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: October 28, 2004

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
DaimlerChrysler Q3 2004 Interim Report
Contents
Business Review
Mercedes Car Group
Chrysler Group
Commercial Vehicles
Services
Other Activities
Analysis of the Financial Situation
DaimlerChrysler AG and Subsidiaries Unaudited Condensed Consolidated Statements of Income (Loss) Q3
DaimlerChrysler AG and Subsidiaries Unaudited Condensed Consolidated Statements of Income (Loss) Q1-3
DaimlerChrysler AG and Subsidiaries Condensed Consolidated Balance Sheets
DaimlerChrysler AG and Subsidiaries Unaudited Condensed Consolidated Statements of Changes in Stockholders' Equity
DaimlerChrysler AG and Subsidiaries Unaudited Condensed Consolidated Statements of Cash Flows
  Notes to Unaudited Interim Condensed Consolidated Financial Statements